UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

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FORM 8-K

CURRENT REPORT PURSUANT TO
SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): August 31, 2016

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McDONALD'S CORPORATION
(Exact Name of Registrant as Specified in Charter)

Delaware	**1-5231**	**36-2361282**
(State or Other Jurisdiction **of Incorporation)**	**(Commission** **File Number)**	**(IRS Employer** **Identification No.)**

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One McDonald's Plaza
Oak Brook, Illinois
(Address of Principal Executive Offices)

60523
(Zip Code)

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(630) 623-3000
(Registrant's telephone number, including area code)

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Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (*see* General Instruction A.2. below):

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 7.01. Regulation FD Disclosure.

On August 31, 2016, McDonald's Corporation announced that Michael Andres will retire from his role of President, McDonald's USA, effective December 31, 2016. In connection with Mr. Andres' retirement, the Board of Directors elected Christopher Kempczinski as President, McDonald's USA, effective January 1, 2017.

Item 9.01. Financial Statements and Exhibits.

(d)   *Exhibits.*
99   Investor Release of McDonald's Corporation issued August 31, 2016:
            McDonald's USA President Mike Andres To Retire At End Of 2016;
            Chris Kempczinski Named New USA President
            McDonald's announces additional leadership changes

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

McDONALD'S CORPORATION
(Registrant)

Date: August 31, 2016

By: /s/ Denise A. Horne
_____
Denise A. Horne
Corporate Vice President—Associate General Counsel
and Assistant Secretary

Exhibit Index

Exhibit No. 99	Investor Release of McDonald's Corporation issued August 31, 2016: McDonald's USA President Mike Andres To Retire At End Of 2016; Chris Kempczinski Named New USA President *McDonald's announces additional leadership changes*

Exhibit 99



FOR IMMEDIATE RELEASE	**FOR MORE INFORMATION CONTACT:**
08/31/2016	Investors: Chris Stent, 630-623-3801
	Media: Terri Hickey, 630-623-5593

MCDONALD'S USA PRESIDENT MIKE ANDRES
TO RETIRE AT END OF 2016;
CHRIS KEMPCZINSKI NAMED NEW USA PRESIDENT
McDonald's announces additional leadership changes

Oak Brook, IL - McDonald's Corporation (NYSE: MCD) today announces the retirement of U.S. President Mike Andres and the subsequent appointment of Chris Kempczinski, Executive Vice President of Strategy, Business Development and Innovation, to lead the U.S. business effective Jan. 1, 2017.

"Mike has been relentless in his commitment to building a better brand," said McDonald's President and CEO Steve Easterbrook. "From significant strides in food quality to meaningful customer initiatives like All Day Breakfast and forging an even stronger partnership between U.S. operators and the company, his commitment to our customers is unmistakable.

"As we thank Mike for his contributions, we are confident Chris is the right leader to build upon our U.S. progress and bring a new level of convenience and excitement to the restaurant experience," Easterbrook added. "His proven track record of driving change is invaluable as we continue to transform McDonald's into a modern, progressive burger company."

Kempczinski will begin to focus his efforts on the U.S. business as he and Andres work together to ensure a smooth transition in the months ahead.

"With the strides we have made in the U.S. business this is the right time for me to retire," Andres said. "I'm proud of the work we have done to put our customers first and enhance our menu so customers can feel good about eating the food they love at McDonald's."

Prior to joining McDonald's last year, Kempczinski served in various strategy and operational positions with some of the world's leading consumer companies, most recently as Executive Vice President, Growth Initiatives and President of International at Kraft Foods Group.

"I look forward to building upon the significant progress in the U.S., and continuing the innovation and collaboration among our owner-operators, suppliers and employees to take McDonald's to the next level," Kempczinski said.

McDonald's also announces additional leadership changes today:

- In addition to his current role as President of the International Lead Markets, Doug Goare will take on the role of Chief Restaurant Officer, overseeing a number of business functions managed by Chief Administrative Officer Pete Bensen who is retiring in September. In this expanded role, he will oversee supply chain, information technology, global restaurant operations, development and digital business functions. This streamlined structure further supports McDonald's commitment to move quickly on customer-focused initiatives.

- Lucy Brady has been named Senior Vice President of Corporate Strategy and Business Development. She joins McDonald's in September and will take on the role vacated by Kempczinski overseeing strategy development, planning and innovation to drive growth for the company. As a Senior Partner and Managing Director at The Boston Consulting Group she led several turnaround and strategic growth initiatives.

"I am confident we have the right leaders in place to accelerate our turnaround and further strengthen the McDonald's brand," Easterbrook said.

About McDonald's
McDonald's is the world's leading global foodservice retailer with over 36,000 locations in over 100 countries. More than 80% of McDonald's restaurants worldwide are owned and operated by independent local business men and women.

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